Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX

October 31, 2023

SEPTEMBER 2023 QUARTERLY REPORT

IperionX Limited (IperionX) (Nasdaq | ASX: IPX) is pleased to provide its quarterly report for the period ended September 30, 2023. Highlights during and subsequent to the end of the quarter included:

Titanium Production Facility development

IperionX receives US$11.5 million LOI from EXIM Bank for U.S. titanium production

■
Subsequent to the quarter’s end, IperionX received a Letter of Interest (LOI) from the Export-Import Bank (EXIM) of the United States for US$11.5 million in equipment finance for development of IperionX’s Titanium Production Facility – Stage I.

■
Potential that the equipment finance qualifies for EXIM’s ‘China and Transformational Exports Program’ and ‘Make More in America Initiative’, supporting projects that reduce Chinese dominance in strategic sectors.

■	IperionX intends to use EXIM Bank equipment finance to acquire key production plant assets such as industrial furnaces and comminution equipment.

IperionX receives key permits for titanium metal production

■	IperionX successfully secured all key permits required to build and operate the Titanium Production Facility in Virginia.

■	The permits cover the planned modular expansion from 125 tpa to 1,125 tpa by the end of 2025 - designed to be the world's largest 100% recycled titanium powder plant.

■	All major engineering works for development of the titanium production facility are complete, with long lead time equipment ordered and procurement advanced.

Customer and product development

IperionX to produce titanium plate for U.S. Army testing

■	IperionX executed a Test Services Agreement and Statement of Work with the U.S. Army focused on the properties of IperionX's high-strength titanium plate components.

■	The U.S. Army may relay the results to select U.S. DOD contractors who are original equipment manufacturers (OEMs) of U.S. Army ground vehicles for consideration in future ground vehicle designs.

■	U.S. Army ground vehicle contractor OEMs include General Dynamics Land Systems, BAE Systems, American Rheinmetall Defense, Oshkosh Corporation and AM General.

■	The titanium plate for U.S Army ballistic testing will be manufactured using powder metallurgy production methods with IperionX's advanced titanium angular powder.

■
To deliver higher performance and durability, IperionX will also employ its patented Hydrogen Sintering and Phase Transformation (HSPT) technologies, a cutting-edge technique to enhance the microstructure of titanium to deliver strength and fatigue properties that are comparable to wrought titanium alloys.

IperionX & Aperam to create recycled titanium supply chain

■	IperionX and Aperam Recycling (Aperam) executed an agreement to create a low-carbon 100% recycled titanium supply chain through its American entity ELG Utica Alloys (ELG).

■
ELG will supply clean titanium scrap metal and IperionX will use its patented titanium processing technologies to produce low-carbon titanium metal for a more sustainable and fully circular supply chain.

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1030 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

■
Aperam is a global player in stainless, electrical and specialty steel and recycling. The business is organized in four primary reportable segments: Stainless & Electrical Steel, Services & Solutions, Alloys & Specialties and Recycling & Renewables, which aims to place the circular economy at the heart of Aperam’s growth strategy.

■
The agreement will use scrap titanium feedstocks from manufacturing waste and end-of-life titanium metal products to re-shore advanced low-carbon titanium metal production and create a more sustainable, 100% recycled U.S. titanium supply chain.

IperionX to produce titanium plate for Lockheed Martin

■	IperionX agreed to an order with Lockheed Martin for the delivery of titanium plate components produced using IperionX’s U.S. manufactured titanium.

■	The titanium plate components for Lockheed Martin will be manufactured with powder metallurgy production methods and IperionX’s advanced titanium angular powder.

■	To deliver higher performance and durability, IperionX will also employ its patented HSPT technologies.

GKN Aerospace and IperionX to advance sustainable titanium

■	IperionX agreed to an order with GKN Aerospace for the delivery of titanium plate test components manufactured with IperionX’s advanced titanium technologies.

■
GKN Aerospace is the world’s leading multi-technology ‘Tier-1’ aerospace supplier and serves over 90% of the world’s aircraft and engine manufacturers, designing and manufacturing innovative smart aerospace systems and components.

■
The collaboration with GKN Aerospace builds on the successful testing and validation of IperionX 100% recycled titanium powder made from GKN scrap titanium feedstocks and focuses on the manufacturing of high-performance titanium plate for testing.

■	Delivery of the test components may also form part of further collaboration efforts between GKN Aerospace and IperionX – including projects linked to the U.S. Department of Defense.

IperionX and Heroux-Devtek partner for titanium recycling

■	IperionX and Heroux-Devtek signed an agreement to underpin a 100% recycled titanium supply chain using scrap titanium metal from the aerospace industry.

■
Heroux-Devtek specializes in the design, development, manufacture, and repair of landing gear, actuation systems and components for the global aerospace market, and is the third largest landing gear company in the world.

■
Under the partnership, Heroux-Devtek will supply IperionX with Ti-6Al-4V alloy scrap metal generated from landing gear manufacturing. In turn, IperionX will employ its patented titanium processing technologies to convert this titanium scrap into low-carbon titanium for future applications. The processing of the Heroux- Devtek titanium scrap will be expertly managed by Aperam / ELG Utica Alloys.

Titan Project development

Titan Project fully permitted

■	The Tennessee Department of Environment & Conservation confirmed that all regulatory requirements were met for IperionX’s Titan Project and that it is fully permitted for development and operations.

■
The Titan Critical Minerals Project, located in Tennessee, offers a leading combination of low energy costs, world class infrastructure, skilled workforce, low taxation rates, high levels of domestic demand and a wide range of U.S. government incentive and funding opportunities.

■
Global demand for titanium, zircon and rare earth critical minerals continues to increase, yet supply is increasingly reliant on high-risk jurisdictions with long distance, carbon intensive supply chains. The U.S. currently imports over 80% of titanium minerals and almost 100% of its separated rare earth oxides from foreign nations.

■
Once fully developed, the Titan Project is expected to be a key domestic source of critical titanium, zirconium and rare earth minerals. This world-class project can reduce the U.S.’s acute reliance on critical mineral imports from foreign nations and re-build a sustainable domestic supply chain that is essential for advanced U.S. industries.

Titan Project land acquisitions

■
IperionX exercised its option to acquire key packages of land that form a core component of the mineral resource estimate at the Titan Project. The cost of these acquisitions was approximately US$2 million.

■	IperionX is currently evaluating the opportunity to sell and subsequently lease back the surface and mineral rights to these properties as well as other existing Company-owned properties.

■	A sale-leaseback of the properties has the potential to generate approximately US$4 million to US$5 million in working capital.

Feasibility metallurgical test work confirms high titanium & rare earth recoveries

■	Positive results of feasibility level metallurgical test work confirmed a material increase in the recoveries of higher value natural rutile, zircon and rare earth mineral products.

■	Successful completion of metallurgical test work advances a major long lead-time for project development.

Strategic & offtake partners - multiple partners, advanced due diligence

■	Multiple strategic financing and offtake partners have demonstrated significant interest in the Titan Project’s valuable titanium, rare earth and zircon critical minerals.

■	A major Japanese conglomerate sole funded bulk sample and due diligence test work at the Titan Project to advance potential sales offtake and development financing.

Corporate and other activities

IperionX earns international recognition with R&D 100 award

■	During the quarter, IperionX announced that it had won the prestigious R&D 100 award for its innovative Hydrogen Assisted Metallothermic Reduction (HAMR) titanium production process.

■
IperionX and the inventor of the technology, Dr. Zak Fang, were recognized for HAMR – a low cost and sustainable process for producing titanium metal powder used for both additive manufacturing and traditional powder metallurgy manufacturing methods.

For further information and enquiries please contact:

investorrelations@iperionx.com
+1 704 461 8000

TITANIUM PRODUCTION FACILITY DEVELOPMENT

IperionX receives US$11.5 million LOI from EXIM Bank for U.S. titanium production

Subsequent to the quarter’s end, IperionX received a Letter of Interest ("LOI") from the Export-Import Bank of the United States ("EXIM Bank") for the provisional sum of US$11.5 million in equipment finance with a repayment tenor of 7 years, for the development of IperionX’s Titanium Production Facility in Halifax County, Virginia.

IperionX has received notification from EXIM that the proposed Titanium Production Facility may qualify for equipment finance under both EXIM’s ‘China and Transformational Exports Program’ and ‘Make More in America Initiative’. These two programs enable EXIM to extend its existing medium and long-term loan and loan guarantee programs to support projects that reduce Chinese dominance in strategic sectors and advance export-orientated domestic projects, such as IperionX’s Titanium Production Facility in Virginia.

IperionX intends to apply proceeds of equipment finance from EXIM Bank towards key production assets including industrial furnaces and comminution equipment, expected to cost approximately US$11.5 million.

IperionX receives key permits for titanium metal production

IperionX received all permits required to commence construction and operations at the planned titanium metal production facility in Virginia. These permits include the Industrial Wastewater Discharge permit issued by the Halifax County Service Authority, and the New Source Review (air pollution) permit issued by the Virginia Department of Environmental Quality. These permits meet the requirements to scale to a planned capacity of 1,125 tpa of titanium metal within the existing 50,000 square foot shell building in Virginia.

IperionX’s permitted Titanium Production Facility in Virgina.

All major engineering works for the planned Stage 1 are now complete, with key long lead time equipment ordered and procurement underway.

The titanium production facility in Virginia is designed to have zero Scope 1 & 2 emissions and is expected to produce UL validated, 100% recycled titanium metal powder with the lowest carbon intensity on the market.

CUSTOMER AND PRODUCT DEVELOPMENT

IperionX to produce titanium plate for U.S. Army testing

IperionX executed a Test Services Agreement and Statement of Work with the U.S. Army Combat Capabilities Development Command Ground Vehicle Systems Center (DEVCOM GVSC), focused on the metal characterization and ballistic testing properties of IperionX’s high-strength titanium plate components.

DEVCOM GVSC may relay the results to select U.S. DOD contractors who are original equipment manufacturers (OEMs) of U.S. Army ground vehicles for consideration in future ground vehicle designs. Known U.S. Army ground vehicle contractor OEMs include:

•	General Dynamics Land Systems, an arm of General Dynamics Corporation (NYSE: GD)
•	BAE Systems, Inc., the U.S. subsidiary of BAE Systems PLC (LON: BA)
•	American Rheinmetall Defense, Inc., the U.S. counterpart of Rheinmetall AG (FRA: RHM)
•	Oshkosh Corporation (NYSE: OSK)
•	AM General, a privately held firm based in South Bend, Indiana

The titanium plate for U.S Army ballistic testing will be manufactured using powder metallurgy production methods with IperionX’s advanced titanium angular powder. To deliver higher performance and durability, IperionX will also employ its patented Hydrogen Sintering and Phase Transformation (HSPT) technologies, a cutting-edge technique to enhance the microstructure of titanium to deliver strength and fatigue properties that are comparable to wrought titanium alloys.

The U.S. Department of Defense (DOD) is actively pursuing alternatives to the current import-dependent supply chain for titanium metal and alloys. The DOD aims to establish domestic operations from mining, processing, and refining of ore, as well as the recycling of scrap titanium. The optimal domestic titanium supply chain will provide a wide range of products – including titanium powder, ingots, bars, and plate – at higher energy efficiency, lower costs, and lower environmental impacts.

IperionX and Aperam recycling partner to create 100% recycled titanium supply chain

IperionX and Aperam Recycling (“Aperam”), through its American entity ELG Utica Alloys (“ELG”), executed an agreement to create a low-carbon 100% recycled titanium supply chain. ELG will supply clean titanium scrap metal and IperionX will use its patented titanium processing technologies to produce low-carbon titanium metal for a more sustainable and fully circular supply chain.

Aperam is a global player in stainless, electrical and specialty steel and recycling. The business is organized in four primary reportable segments: Stainless & Electrical Steel, Services & Solutions, Alloys & Specialties and Recycling & Renewables, which aims to place the circular economy at the heart of Aperam’s growth strategy.

ELG – part of Aperam Recycling – is a leading global specialist in sourcing and processing titanium, stainless steel and super alloys and currently processes more than one million metric tonnes of metal p.a.

Titanium metal is currently sourced over long distances from high carbon supply chains with traceability issues. Domestic manufacturing of titanium components generates a large amount of titanium scrap metal in the form of cuttings and turnings which are typically downcycled to the ferrotitanium market.

The agreement between IperionX and ELG will use scrap titanium feedstocks from manufacturing waste and end-of-life titanium metal products to re-shore advanced low-carbon titanium metal production and create a more sustainable, 100% recycled U.S. titanium supply chain.

IperionX to produce titanium plate for testing by Lockheed Martin

IperionX agreed to an order with Lockheed Martin (NYSE: LMT) for the delivery of titanium plate components manufactured with IperionX’s advanced titanium technologies.

The titanium plate components for Lockheed Martin will be manufactured with powder metallurgy production methods and IperionX’s advanced titanium angular powder.

To deliver higher performance and durability, IperionX will also employ its patented Hydrogen Sintering and Phase Transformation (HSPT) technologies, a cutting-edge technique to enhance the microstructure of titanium parts to deliver strength and fatigue properties that are comparable to wrought titanium alloys.

GKN Aerospace partners with IperionX to advance sustainable titanium manufacturing

IperionX agreed to an order with GKN Aerospace for the delivery of titanium plate test components manufactured with IperionX’s advanced titanium technologies.

GKN Aerospace is the world’s leading multi-technology ‘Tier-1’ aerospace supplier and serves over 90% of the world’s aircraft and engine manufacturers, designing and manufacturing innovative smart aerospace systems and components. Titanium is a critical material for many aerospace systems and GKN Aerospace is a world leader in manufacturing complex titanium components for civil aerospace, space and military markets, including the Airbus A320/A330, Boeing B777/B787, Lockheed Martin F-16 and F-35 Lightning, and the Ariane 6 rocket engine.

The collaboration with GKN Aerospace builds on the successful testing and validation of IperionX 100% recycled titanium powder made from GKN scrap titanium feedstocks and focuses on the manufacturing of high- performance titanium plate for testing, which may also form part of further collaboration efforts between GKN Aerospace and IperionX – including projects linked to the U.S. Department of Defense.

IperionX and Heroux-Devtek partner for aerospace titanium recycling

IperionX and Heroux-Devtek (TSE: HRX) signed an agreement to underpin a 100% recycled titanium supply chain using scrap titanium metal from the aerospace industry.

Heroux-Devtek specializes in the design, development, manufacture, and repair of landing gear, actuation systems and components for the global aerospace market. It serves both the commercial and defense aerospace sectors and is the third largest landing gear company in the world.

Under the partnership, Heroux-Devtek will supply IperionX with Ti-6Al-4V alloy scrap metal generated from landing gear manufacturing. In turn, IperionX will employ its patented titanium processing technologies to convert this titanium scrap into low-carbon titanium for future applications. The processing of the Heroux- Devtek titanium scrap will be expertly managed by Aperam / ELG Utica Alloys.

The aerospace industry depends on titanium, given its superior strength, light weight, and exceptional corrosion resistance. Titanium is integral to a myriad of aerospace applications, including airframe structural components, engine components and landing gears. The proportion of titanium used in large commercial aircraft has significantly increased over the last two decades and is now ~15% of the weight of modern unladed aircraft1.

Notably, aerospace industry landing gears also use other high performance titanium alloys, including Ti-5553 and Ti-10-2-3, that are valued for improved fracture toughness and strength. IperionX's technologies can upcycle these titanium alloys, eliminating the need for a re-melt process, and allow these alloys to be used in a range of new high-performance applications.

TITAN PROJECT DEVELOPMENT

Titan Project Fully Permitted

The Tennessee Department of Environment & Conservation confirmed that all regulatory requirements were met for the Titan Project and that it is fully permitted for development and operations.

The Titan Project, located in Tennessee, offers a leading combination of low energy costs, world class infrastructure, skilled workforce, low taxation rates, high levels of domestic demand and a wide range of U.S. government incentive and funding opportunities.

[1]	https://www.researchgate.net/publication/230251737_Titanium_and_Its_Alloys_Metallurgy_Heat_Treatment_and_Alloy_Characteristics

The global market demand for titanium, zircon and rare earth critical minerals continues to increase, yet supply is increasingly reliant on high-risk jurisdictions with long distance, carbon intensive supply chains. The U.S. currently imports over 80% of titanium minerals and almost 100% of its separated rare earth oxides from foreign nations.

Once fully developed, the Titan Project is expected to be a key domestic source of critical titanium, zirconium and rare earth minerals. This world-class project can reduce the acute reliance on critical mineral imports from foreign nations and re-build a sustainable domestic supply chain that is essential for advanced U.S. industries.

Titan Project land acquisitions

IperionX exercised its option to acquire key packages of land that form a core component of the mineral resource estimate at the Titan Project. The cost of these acquisitions was approximately US$2 million.

IperionX is currently evaluating the opportunity to sell and subsequently lease back the surface and mineral rights to these properties as well as other existing Company-owned properties for working capital purposes.

A sale of the properties has the potential to generate approximately US$4 million to US$5 million in working capital.

Feasibility Metallurgical Test Work Confirms High Titanium & Rare Earth Minerals Recoveries

IperionX received excellent results from the feasibility study metallurgical test work program conducted by Mineral Technologies Ltd, a global leader in the mineral sands industry. The bulk metallurgical test work program was designed to confirm feasibility study level process design and critical mineral product recoveries at the Titan Project. The feasibility study level bulk metallurgical test work confirmed a material increase in recoveries of the higher value natural rutile, zircon and rare earth mineral products.

Product	Scoping Study Recovery	Feasibility Study Recovery
Rare Earths	77%	83%
Rutile – Titanium	62%	67%
Ilmenite – Titanium	84%	80%
Premium Zircon	69%	78%

Strategic & Offtake Partners - Multiple Partners, Advanced Due Diligence

Multiple strategic partners commenced due diligence on the Titan Project in preparation for sales offtake agreements and project investment opportunities. IperionX conducted due diligence site visits for select partners and distributed product samples to a range of critical mineral customers.

One of these parties – a large Japanese conglomerate –sole funded a bulk sample and due diligence test work at the Titan Project in September 2023.

Government Funding Opportunities

In addition to commercial partnerships, there are a wide range of federal funding opportunities and incentives to potentially support feasibility studies and full development of the Titan Project. These include the Defense Production Act Title III program and several Department of Energy programs that support environmentally responsible production, reuse, and recycling of critical minerals and materials in the United States.

The U.S. DOD is now actively pursuing alternatives to the current import-dependent supply chain for titanium metal and alloys. The DOD has noted limited availability of natural rutile (high-grade titanium mineral) and aims to establish domestic operations from mining, processing, and refining of ore, as well as the recycling of scrap titanium. The optimal fully integrated domestic titanium supply chain will provide a wide range of products - including titanium powder, ingots, bars, and plate – at higher energy efficiency, lower costs, and lower environmental impacts2.

[2]	https://sam.gov/opp/8f7fc94a12fd459186366c09d9bea565/view

IperionX has the potential to re-shore titanium mineral production to the U.S. with the fully permitted Titan Project and can upgrade these valuable critical minerals into higher value titanium feedstocks with its patent pending Green RutileTM (+90% TiO2) and patented ARH (+99% TiO2) titanium enrichment technologies. These low-carbon process technologies can significantly increase the value of the Titan Project resource by upgrading titanium minerals into higher value products.

IperionX plans to utilize these titanium feedstocks, and scrap titanium, to produce high-strength titanium in the U.S. with its proven, low cost and sustainable titanium metal technologies.

CORPORATE AND OTHER ACTIVITIES

IperionX earns international recognition with R&D 100 Award

IperionX announced that it had won the prestigious R&D 100 award for its innovative Hydrogen Assisted Metallothermic Reduction titanium production process.

IperionX and the inventor of the technology, Dr. Zak Fang, were recognized for HAMR – a low cost and sustainable process for producing titanium metal powder used for both additive manufacturing and traditional powder metallurgy manufacturing methods.

Titanium is a superior metal in many applications to both steel and aluminum, but its cost often limits its use to high performance applications. The breakthrough discovery made by Dr. Fang and the team at the University of Utah – that hydrogen can destabilize the bond between titanium and oxygen – led to the development of the innovative HAMR process.

The patented HAMR technology can produce titanium metal from either 100% recycled titanium scrap or from titanium minerals. The resulting high quality titanium powder can be used in additive manufacturing or powder metallurgy to deliver products in a broad range of demanding applications, including aerospace, defense, and biomedical, with dramatically lower costs and increased sustainability.

For more than 50 years, a large amount of effort has been applied to develop a new technology to replace the incumbent Kroll process to lower the cost and environmental impacts associated with the production of titanium metal. To date, these efforts have failed to meet quality requirements, cost reduction needs or commercial scalability.

In contrast to the Kroll process, the HAMR process uses low-temperature processing, cuts direct carbon emissions and substantially reduces the cost of producing titanium metal. When using 100% titanium scrap as feedstock, the HAMR process can create a circular supply chain for this advanced metal that is critical to America's economic future and national security.

Since 1963, R&D 100 awards have been granted for breakthrough technologies including Polacolor film, the flashcube, the digital wristwatch, antilock brakes, the automated teller machine, the liquid crystal display, the halogen lamp, the fax machine and HDTV.

ASX - ADDITIONAL INFORMATION

Mining Properties – Titan Project

As of September 30, 2023, the Titan Project comprised approximately 11,060 acres of surface and associated mineral rights in Tennessee. The Titan Project is prospective for heavy mineral sands (HMS), rich in minerals critical to the U.S, including titanium, rare earth minerals, high grade silica sand and zircon, of which approximately 1,373 acres are owned and approximately 9,687 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights.

During the quarter IperionX exercised its option to acquire key packages of land that form a core component of the mineral resource estimate at the Titan Project. As part of the due diligence process, detailed surveys were conducted over these properties, which resulted in a reduction of 11 acres in total surface and mineral rights at the Titan Project, which had no impact to the mineral resource estimate.

Mining properties – Milford Project

As of September 30, 2023, the Milford Project comprised the following tenements:

Tenements	Location	Interest
ML-001 to ML-100, ML-051a (total of 101 claims)	Utah, USA	100%

Mining exploration expenditures

During the quarter, the Company made the following payments in relation to mining exploration activities.

Activity	US$000
Geological consultants	(22)
Metallurgical test work	(4)
Permitting	(5)
Sustainability	(22)
Community relations	(14)
Surveying	(60)
Data and imagery	(3)
Field supplies, equipment rental, vehicles, travel and other	(26)
Total as reported in Appendix 5B	(156)

During the quarter, the Company made no payments in relation to mining development or production activities.

Related party payments

During the quarter, the Company made payments of approximately US$209,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, and superannuation contributions.

ABOUT IPERIONX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the U.S.A.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

This announcement has been authorized for release by the CEO & Managing Director.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Production Targets, Process Design, Mine Design, Cost estimates and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Name of entity
IperionX Limited

ABN	Quarter ended (“current quarter”)
84 618 935 372	September 30, 2023

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (3 months) USD$’000
1.	Cash flows from operating activities
1.1	Receipts from customers	20	20
1.2	Payments for
	(a) exploration & evaluation	(156)	(156)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(1,837)	(1,837)
	(e) administration and corporate costs	(992)	(992)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	79	79
1.5	Interest and other costs of finance paid	(15)	(15)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material):
	(a) business development	(543)	(543)
	(b) research & development	(320)	(320)
1.9	Net cash from / (used in) operating
	activities	(3,764)	(3,764)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	-	-
	(b) tenements	(1,980)	(1,980)
	(c) property, plant and equipment	(973)	(973)
	(d) exploration & evaluation	(26)	(26)

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (3 months) USD$’000
	(e) investments	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from the disposal of:
	(a) entities	-	-
	(b) tenements	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(2,979)	(2,979)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	195	195
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(6)	(6)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(80)	(80)
	(a) principal portion of lease liabilities
3.10	Net cash from / (used in) financing activities	109	109

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (3 months) USD$’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	11,938	11,938
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,764)	(3,764)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(2,979)	(2,979)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	109	109
4.5	Effect of movement in exchange rates on cash held	(173)	(173)
4.6	Cash and cash equivalents at end of period	5,131	5,131

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	2,986	9,158
5.2	Call deposits	2,145	2,780
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	5,131	11,938

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	209
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

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Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(3,764)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(3,764)
8.4	Cash and cash equivalents at quarter end (item 4.6)	5,131
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	5,131
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	1.4
Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1.	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Yes.

8.8.2.
Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Yes. The Company is currently in a trading halt and has received firm commitments for a placement to raise equity capital to provide funding for its operations. In addition, the U.S. Department of Defense has announced that it has awarded the Company up to US$12.7 million in grant funding via the Defense Production Act Investment Program. The Company has also received a letter of interest from EXIM Bank for the provisional sum of up to US$11.5 million in funding.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

8.8.3.	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Yes. Proceeds from the placement and US$12.7 million from the U.S. Government, as well as the potential for a further US$11.5 million from EXIM Bank, will provide a strong platform for the Company to pursue the development of its projects and re-shore U.S. domestic titanium production through the development of the Company’s proposed titanium production facility in Halifax County, Virginia.

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	October 31, 2023

Authorised by:	Company Secretary

(Name of body or officer authorising release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5